UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases: December 10, 2007; January 9, 2008; January 29, 2008; February 4, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SEC 1815 (05-07) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



December 10, 2007
Press Release
SOURCE: Portrush Petroleum Corporation

TSX- V Symbol: PSH
OTCBB Symbol: PRRPF
http://www.portrushpetroleum.com

ONTARIO PROJECT UPDATE

Vancouver, December 10, 2007 – Portrush Petroleum Corporation (the "Company") announces that the Portrush et al # 1, Moore 5-13-III well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef. The well encountered a number of "reef proximity indicators" including two zones of reef derived "Sucrosic Dolomite" in the upper A1 Carbonate formation. The lower zone with 11.8' of thickness gave up good oil showings while drilling. The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion. "Fracturing stimulation" is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef. The 2D Seismic anomaly on which it was drilled is considered "sideswipe" to a pinnacle. The Company is planning a more sophisticated 3D Seismic survey over the lands to pinpoint a drillable anomaly. This survey might take place in February when the ground could be frozen. This would minimize land damages in a very sensitive area. The well is presently being saved in anticipation of directionally drilling in the direction of the pinnacle subject to the seismic results.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE Board
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Mr. Linsday Malcolm
Telephone 866 939 2555: info@portrushpetroleum.com



January 9, 2008   **TSX- V Symbol: PSH**
Press Release   **OTCBB Symbol: PRRPF**
SOURCE: Portrush Petroleum Corporation   **http://www.portrushpetroleum.com**

Phil Pearce Joins Portrush

Vancouver, January 9, 2008 – Portrush Petroleum Corporation (the "Company") is pleased to announce that Mr. Phil Pearce has agreed to join the Company's advisory board.

Mr. Pearce has been an independent business consultant with Phil E. Pearce & Associates since 1990. Prior to 1988, Mr. Pearce was Senior Vice President and a director of E.F. Hutton, Chairman of the Board of Governors of the National Association of Securities Dealers and was closely involved in the formation of the NASDAQ Stock Market, a Governor of the New York Stock Exchange and a member of the Advisory Council to the United States Securities and Exchange Commission on the Institutional Study of the Stock Markets. Mr. Pearce is a graduate of the University of South Carolina (B.A. 1953) and graduated from the Wharton School of Investment Banking SIA at the University of Pennsylvania.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE Board
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Mr. Linsday Malcolm
Telephone 866 939 2555: info@portrushpetroleum.com

Tuesday January 29th, 2008.

Press Release

SOURCE: Portrush Petroleum Corporation

Scanio-Shelton # 8 is placed on production.

Vancouver, January 29, 2008 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to provide an update regarding its continuing operations on the Scanio/Sheldon No.8 well in the Mission River property in Texas. The well has been drilled to a total depth of 8,600 feet and has been placed on production at an initial rate of half a million cubic feet of gas a day and approximately seventy five barrels of oil a day.

The well was the first well of a four well drilling project and the next location is under construction. It is intended to drill the next well as soon as a drilling rig comes available.

Preliminary production results, together with an in-depth analysis of log data obtained from the well suggest that the reserves are both oil and gas. The well has been placed on production without an upgrade to the existing facilities. A final interpretation of the overall hydrocarbon column encountered, and hence estimated reservoir volumes and a full analysis of all the log data and fluid sampling recovered from the well is currently being undertaken.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. A further announcement will be made in due course regarding the additional drilling and any updates on the production rates

The Company has received a proposal to shoot a 3D seismic survey on the pinnacle reef prospect in Moore township, Lambton County, Southwestern Ontario The prospect is located on trend and mid-point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at
www.portrushpetroleum.com

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Mr. Linsday Malcolm
Telephone 866 939 2555: info@portrushpetroleum.com



February 4, 2008   **TSX- V Symbol: PSH**
Press Release   **OTCBB Symbol: PRRPF**
SOURCE: Portrush Petroleum Corporation   **http://www.portrushpetroleum.com**

Portrush to develop Chico Martinez

Vancouver, February 4, 2008 – Portrush Petroleum Corporation   wishes to announce that it has entered into an agreement to acquire and develop the Chico Martinez oil field Kern County, California.

The Chico Martinez Field is a 640 acre tract in the San Joaquin Basin, California. Two very productive formations are present in the Field: The Etchegoin formation is a heavy oil producer (average API is 12.1 degrees) present at depths between 400 and 1,500 feet and the Diatomite formation is present between 2,000 and 3,000 feet. Oil from the Diatomite averages 26 degrees API.

The field is located directly between the South Belridge Field and the Cymric Field

The Belridge South Field, a Two Billion Barrel Field, is two miles away to the North East and the Cymric Field, a 350 Million Barrel field, is two Miles to the South East. Both fields have significant daily oil production primarily from the Diatomite. Daily production rates from these fields are available on the California State website.

To date 62 wells have been drilled on the Chico Martinez property and the Field has already produced a total of approximately 550,000 Barrels of Oil from the Etchegoin Formation. The leases are held by production.

Portrush has entered into an agreement with the Houston based Petromark Energy Group to acquire a 90% interest in the leases. Both Companies will be co-operators of the Leases and will form a Joint Operating Agreement which shall govern the development and the operation of the Field.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at
www.portrushpetroleum.com

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Telephone 866 939 2555: info@portrushpetroleum.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768
(Registrant)

Date: February 14, 2007   By: /s/ Neal Iverson
                                   Neal Iverson, Director